UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Covetrus, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22304C100

(CUSIP Number)

CD&R VFC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R VFC HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 11,265,198 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,265,198 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,265,198 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (see Item 5)[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Based on 111,193,212 shares of common stock, par value $0.01 per share (the “Common Stock”), outstanding as of February 7, 2019, after giving effect to the consummation of the Merger and the Stock Issuance (each as defined in Item 3 below).

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 11,265,198 (see Item 5)[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,265,198 (see Item 5)[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,265,198[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (see Item 5)[1,2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) may be deemed to beneficially own shares of Common Stock of the Issuer because it is the general partner of CD&R VFC Holdings, L.P. (“CD&R Holdings”), which holds 11,265,198 shares of Common Stock.

[2]	Based on 111,193,212 shares of Common Stock outstanding as of February 7, 2019, after giving effect to the consummation of the Merger and the Stock Issuance.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Covetrus, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 135 Duryea Road, Melville, NY 11747.

ITEM 2.	IDENTITY AND BACKGROUND

(a)—(c) This Schedule 13D is filed jointly on behalf of (i) CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd., a Cayman Islands exempted company (“CD&R Holdings GP” and, together with CD&R Holdings, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 11, 2019, a copy of which is attached hereto as Exhibit 99.1.

The address for each of the Reporting Persons is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

The securities are held directly by CD&R Holdings. CD&R Holdings GP is the general partner of CD&R Holdings.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Statement and incorporated herein by this reference.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CD&R Holdings and CD&R Holdings GP are organized under the laws of the Cayman Islands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 7, 2019, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated April 20, 2018, by and among Henry Schein, Inc., a Delaware corporation (“Henry Schein”), HS Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Direct Vet Marketing, Inc., a Delaware corporation (“Vets First Choice”), the Issuer merged with and into Vets First Choice, with Vets First Choice surviving the merger as a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, upon the consummation of the Merger, CD&R Holdings acquired 11,265,198 shares of Common Stock, which constituted its pro rata share of the issuance of 39,742,082 shares of Common Stock, in the aggregate (the “Stock Issuance”), to the holders of all of the equity interests in Vets First Choice, including CD&R Holdings.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

On February 7, 2019, following the consummation of the Merger, the Reporting Persons beneficially owned 11,265,198 shares of Common Stock, which represented 10.1% of the outstanding shares of Common Stock. See “Item 5. Interest in Securities of the Issuer.” Pursuant to the Issuer’s amended and restated certificate of incorporation, the Reporting Persons are prohibited from beneficially owning any shares of Common Stock beyond the number of shares that they currently beneficially own for a two-year period following the Merger, subject to waiver by the Issuer’s board of directors (the “Share Ownership Limitation”).

On February 7, 2019, pursuant to the Contribution and Distribution Agreement, dated as of April 20, 2018, by and among the Issuer, Henry Schein, Vets First Choice and Vets First Choice stockholders’ representative, the Issuer’s board of directors (the “Board”) elected Ravi Sachdev, a partner of Clayton, Dubilier & Rice, LLC, to serve as a director of the Issuer. In his capacity as a director of the Issuer, Mr. Sachdev may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

Each Reporting Person may, at any time and from time to time, in privately negotiated transactions or otherwise, dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire or, subject to the Share Ownership Limitation, enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities or acquire additional securities of the Issuer. In addition, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, Board composition, management, strategy and future plans of the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as: disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; or entering into agreements with the management of the Issuer relating to acquisitions of shares by members of management, issuance of equity awards to management or their employment by the Issuer. The Reporting Persons may also take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

(i) CD&R Holdings is the beneficial owner of 11,265,198 shares of Common Stock. CD&R Holdings’ voting interest is approximately 10.1% of the voting power of the Issuer, based on 111,193,212 shares of Common Stock outstanding as of February 7, 2019, after giving effect to the Merger and the Stock Issuance.

(ii) CD&R Holdings GP, as the general partner of CD&R Holdings, may be deemed to beneficially own the shares of Common Stock in which CD&R Holdings has beneficial ownership. CD&R Holdings GP expressly disclaims beneficial ownership of the shares of Common Stock of which CD&R Holdings has beneficial ownership. Investment and voting decisions with respect to the shares of Common Stock held by CD&R Holdings or CD&R Holdings GP are made by an investment committee that consists of more than ten investment professionals of Clayton, Dubilier & Rice, LLC (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares of Common Stock shown as beneficially owned by CD&R Holdings or CD&R Holdings GP.

(iii) CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the shares of Common Stock directly held by CD&R Holdings. Such persons expressly disclaim such beneficial ownership.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety.

(c) On February 7, 2019, CD&R Holdings acquired 11,265,198 shares of Common Stock upon consummation of the Merger and the Stock Issuance.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Joint Filing Agreement

A Joint Filing Agreement, dated February 11, 2019, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Voting and Support Agreement

In connection with entry into the Merger Agreement, on April 22, 2018, CD&R Holdings and certain other shareholders of Vets First Choice entered into a voting and support agreement (the “Voting and Support Agreement”) with Henry Schein and Vets First Choice, which, among other things, provides that, for a period of six months after the closing of the Merger, CD&R Holdings may not, directly or indirectly, sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, amalgamation, operation of law or otherwise) any shares of Common Stock received in the Share Issuance.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Voting and Support Agreement, which is attached hereto as Exhibits 99.2.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

1	Exhibit 99.1 - Joint Filing Agreement

2	Exhibit 99.2 - Voting and Support Agreement, dated April 22, 2018, by and among Henry Schein, Inc., Direct Vet Marketing, Inc. and certain shareholders of Direct Vet Marketing, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

CD&R VFC HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship

Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Kevin J. Conway	Mr. Conway is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Investment Associates IX, Ltd.	United States of America